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                                                                     EXHIBIT 2.2

                                 FIRST AMENDMENT
                                       TO
                            ASSET PURCHASE AGREEMENT

      This First Amendment to Asset Purchase Agreement dated and effective June 30, 2004 (this "AMENDMENT"), amends that certain Asset Purchase Agreement dated June 22, 2004 (the "ORIGINAL AGREEMENT"), by and among DEGC ENTERPRISES (U.S.), INC., a Florida corporation ("DEGC"), MATRIA HEALTHCARE, INC., a Delaware corporation ("PARENT"), DIABETES SELF CARE, INC., a Virginia corporation ("DSC"), and DIABETES MANAGEMENT SOLUTIONS, INC., a Delaware corporation ("DMS" and together with DSC, the "SELLER"). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Original Agreement.

                                    RECITALS

            A. In the Original Agreement, Seller agreed to sell and transfer to DEGC, and DEGC agreed to purchase and acquire from Seller, certain assets and liabilities related to the Business, on the terms and conditions set forth in the Original Agreement;

            B. Seller and DEGC desire to amend the Original Agreement and the Disclosure Schedules as provided herein.

            NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto hereby agree as follows:

      1. The Disclosure Schedules are hereby amended and restated in their entirety by the attached copy of the Disclosure Schedules.

      2. Section 1(c) of the Original Agreement is hereby amended and restated as follows:

            "(c) Liabilities Assumed by DEGC. Upon the terms and subject to the conditions of this Agreement, and in reliance on the representations, warranties, covenants and agreements made by Seller herein, effective from and after the Closing, DEGC shall assume and be obligated pursuant to this Agreement to pay when due, perform, or discharge only (i) accrued vacation and sick pay obligations of Transferred Employees (with the meaning of Section 7.4 (the "ASSUMED VACATION PAY"), plus (ii) liabilities and obligations arising pursuant to the Purchase Orders and the Purchased Contracts, excluding, however, any liability arising out of a breach or default (including, without limitation, a payment default) by Seller

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            occurring prior to the Closing with respect to any such Purchased
            Contract (collectively, the items set forth in Section 1(c)(i) and (ii) shall be referred to as the "ASSUMED LIABILITIES")."

      3. Section 1(d) of the Original Agreement is hereby amended and restated as follows:

            "(d) Excluded Liabilities. Except as set forth in Section 1(c), DEGC shall not assume or otherwise become obligated pursuant to this Agreement to pay when due, perform or discharge any debts, claims, liabilities, obligations, damages or expenses of Seller (whether known or unknown, contingent or absolute, or arising before, on or after the Closing), including, without limitation, liability for (i) Government Payments accruing for periods preceding the Closing, (ii) defaults under contracts resulting from events or occurrences arising prior to the Closing, (iii) Indebtedness, (iv) any litigation or claims by a Governmental Entity or any other person or entity, including without limitation any litigation disclosed on
            SCHEDULE 4.17 and SCHEDULE 4.24, (v) obligations under contracts or agreements of Seller not consisting of Purchase Orders or Purchased Contracts (vi) Seller's expenses arising from or relating to the transactions contemplated by this Agreement, including without limitation attorneys' fees, accounting fees and investment banking fees, (vii) obligations with respect to employees, other than Assumed Vacation Pay, or with respect to the Benefit Plans, (viii) accounts payable and accrued liabilities (other than Assumed Liabilities), and (ix) any severance payments owed to any employees of Seller or Parent as a result of any severance plan or agreement between such employees and Seller or Parent (collectively, the "EXCLUDED LIABILITIES"). "INDEBTEDNESS" means, with respect to any Person, (a) all indebtedness for borrowed money; (b) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (c) any indebtedness or other amounts owing to Seller or any of its Affiliates; (d) guaranties, securing indebtedness for borrowed money; and (e) all indebtedness secured by any lien, security interest, charge or encumbrance of any kind (a "LIEN") on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person. "AFFILIATE" shall mean any other Person directly or indirectly controlling or controlled by or under common control with such specified Person. For purposes of this definition, "control" means the power to direct the management and policies of another Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. A "PERSON" shall mean an individual, corporation, partnership, joint venture,

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            trust or unincorporated organization or association or other form of business enterprise or a Governmental Entity.

      4. Section 2.1(a) of the Original Agreement is hereby amended and restated in its entirety by the following:

            "(a) The aggregate purchase price for the Assets is One Hundred Two Million Two Hundred Fifty Thousand Dollars ($102,250,000) as adjusted pursuant to Sections 2.1(c) and 2.1(d) below (the "PURCHASE PRICE")."

      5. In Section 2.1(c) of the Original Agreement, the definition of "PRE-CLOSING DATE NET INVENTORY" is hereby amended to mean the net inventory of Seller located at (i) 3601 Thirlane Road, Roanoke, Virginia, and (ii) 1936 East Deere Avenue, Santa Ana, California, determined pursuant to this Section 2.1(c) in accordance with GAAP consistently applied, as of the day immediately prior to the Closing Date. For avoidance of doubt, inventory of Seller that is not located at the Seller's warehouses listed above shall not be included within the calculation of Pre-Closing Date Net Inventory.

      6. In Section 2.1(c) of the Original Agreement, the definition of "BASE NET INVENTORY" is hereby amended to mean $2,802,000.

      7. Section 2.1(d) of the Original Agreement is hereby amended and restated in its entirety by the following:

            "(d) The Purchase Price shall be adjusted as follows:

                  (i) At the Closing, the Purchase Price shall be reduced by the amount of 50% of the Assumed Vacation Pay and all of the amounts under capital leases which are among the Purchased Contracts that would under GAAP be reflected as accrued liabilities on the balance sheet of Seller on the end of the day immediately prior to the Closing Date (e.g., capital lease obligations);

                  (ii) Within seven business days after the Closing, the Purchase price shall be increased by the amount of 50% of the accrued vacation and sick pay obligations to Employees who did not become Transferred Employees pursuant to Section 7.4; and

                  (iii) For seven business days following the Closing, Parent shall have an option to repurchase from DEGC the BizTalk Server set forth as shared asset number 78676 on SCHEDULE 1(a)(viii), plus related BizTalk software, in consideration of a reduction of the Purchase Price in the amount of $62,147 (the Closing Date book value of the BizTalk server and related BizTalk software, excluding customization costs previously incurred by Parent or Seller). Such

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      option must be exercised by Parent and the Purchase Price adjustment settled not later than the end of the seventh business day following the Closing."

      8. Section 2.2 of the Original Agreement is hereby amended and restated in its entirety as follows:

      "2.2 Possession. The assignment to DEGC of Seller's rights in the Purchased Contracts, Intellectual Property Rights, Permits, Furniture, Fixtures and Equipment and Inventory, and all other assets of Seller that are included among the Assets, and the transfer of the Assumed Liabilities to DEGC, will be effective as between Seller and DEGC as of the Closing."

      9. Section 2.4 of the Original Agreement is hereby amended and restated as follows:

      "2.4 Allocation of Purchase Price and Adjustments. The final Purchase Price shall be allocated in relation to the Assets in a manner to be agreed upon by the parties within seven (7) days following the Closing. Each party agrees that it will not, in its Government Returns or elsewhere, take a position inconsistent with the allocations provided for in this Section."

      10. Section 3 of the Original Agreement is hereby amended and restated as follows:

      "3. Closing. Subject to the fulfillment or waiver of the conditions precedent specified in Sections 8.1, 8.2 and 8.3, the purchase and sale of the Assets shall be consummated at a closing (the "CLOSING") to be held at 10:00 a.m. Eastern Standard Time on June 30, 2004; provided, however, that the effective time of the transfer of legal title to the Assets and assumption of the Assumed Liabilities shall not be deemed to have occurred until 11:59 p.m. on June 30, 2004. June 30, 2004 shall be referred to herein as the "CLOSING DATE.""

      11. Section 7.2 of the Original Agreement is hereby amended and restated in its entirety by the following:

            "7.2 DEGC's Access to Information.

            (a) During the period commencing on the date hereof and continuing through the Closing Date, Seller shall (i) afford to DEGC and current and prospective DEGC lenders and their respective officers, directors, employees, accountants, counsel and other representatives reasonable access to all of Seller's properties, books, contracts, commitments, records and personnel, and (ii) furnish promptly to DEGC all information concerning Seller's business, properties, books, contracts, commitments, records and personnel as DEGC may reasonably request. The foregoing

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            shall include direct access to Seller's Payors and suppliers, with the consent of Seller which shall not be unreasonably withheld, and so long as Seller is given an opportunity to be included in such communications with Payors or suppliers if requested.

            (b) Promptly following the Closing DEGC will audit the financial statements of Seller for (i) the nine months ended September 30, 2002, (ii) the twelve months ended September 30, 2003 and (iii) the twelve months ended September 30, 2004. Such audit shall be conducted by KPMG LLP or Ernst & Young LLP, as recommended by DEGC and as reasonably acceptable to Seller and Parent. Seller and Parent agree to provide access to all working papers and all other necessary support for such audit, including without limitation the execution of accountant's letters. DEGC agrees to indemnify and hold harmless Seller and Parent from and against any claims made against Seller or Parent in connection with the use of such audited financial statements in any financing, sale of securities or filing by DEGC or its affiliates with the Securities and Exchange Commission."

      12. The satisfaction of following conditions to the Closing are hereby irrevocably waived:

            Section 8.2(o) (receipt by DEGC of the Cash Control Agreement).

            Section 8.2(p) (agreement on the Purchase Price allocations referenced in Section 2.4)

            Section 8.3(j) (receipt by Seller of the Cash Control Agreement).

            Section 8.3(n) (agreement on the Purchase Price allocations referenced in Section 2.4).

      13. Except as expressly modified by this Amendment, the Original Agreement shall remain in full force and effect in accordance with its terms.

      14. This Amendment shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware. The provisions of Section 12 of the Original Agreement shall apply to this Amendment as if fully set forth herein, mutatis mutandis. References to the "Agreement" contained in the Original Agreement shall hereafter be construed as references to the Original Agreement as modified hereby.

                            [Signature Page Follows]

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            IN WITNESS WHEREOF, each of the parties hereto has executed this
Amendment, or has caused this Amendment to be executed on its behalf by a representative duly authorized, all as of the date first above set forth.

"PARENT"                                     "DEGC"

MATRIA HEALTHCARE, INC.                      DEGC ENTERPRISES (U.S.), INC.,
a Delaware corporation                       a Florida corporation

By: /s/ Parker H. Petit                      By: /s/ Joseph H. Capper
   --------------------------------------       --------------------------------
Its: Chairman and Chief Executive Officer    Its: Chief Executive Officer
    -------------------------------------        -------------------------------

"SELLER"

DIABETES SELF CARE, INC.
a Virginia corporation

By: /s/ Yvonne V. Scoggins
   ----------------------------------
Its: Treasurer
    ---------------------------------

DIABETES MANAGEMENT SOLUTIONS, INC.
a Delaware corporation

By: /s/ Yvonne V. Scoggins
   ----------------------------------
Its: Treasurer
    ---------------------------------